Filed by TCF Financial Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: TCF Financial Corporation Commission File No.: 001-39009 Date: December 14, 2020 Michigan Messaging – Media interviews 1. A TRUE PARTNERSHIP o We both believe success is built through partnerships, at every level – as colleagues, in our lines of business, with our customers and within our local communities. Both companies have strong track records of recent, successful partnerships to grow and thus deliver more for their customers and business. o This opportunity leverages our combined strengths. Most importantly, our values and culture align. Both companies share an operating philosophy that focuses on looking out for colleagues, customers and communities. Both companies share a commitment to diversity, equity and inclusion. o The combined company will be stronger together and better able to serve more people and businesses throughout our local communities. o Additionally, our businesses are well-aligned for a smooth transition and integration, further deepening customer relationships. 2. MORE JOBS IN DETROIT o We will have dual headquarters in Detroit, Michigan and Columbus, Ohio. At least 800 employees of the new company will fill the Detroit building, which will be the headquarters for Huntington’s Commercial Bank. o This is a significant increase from the 300-500 TCF team members that we had planned to house there. We will occupy the entire facility rather than lease any of the space, which was part of our previous plan.  Nine stories of workplace space; 10 stories of parking; one story at ground level for commercial space, including a new bank branch o The combined company will benefit from experienced leaders with shared vision, a strong cultural fit, and successful integration track records. Huntington was attracted to us because of the quality of our management team and colleagues.  Q: How many jobs will be lost? A: While it’s too soon to know, we will be combining our talented teams to serve our customers and grow.

Page 2 of 6 3. BETTER CUSTOMER SERVICE o The combined company will be able to make much stronger investments in the technology that customers desire, far more than TCF could do on our own. o Huntington’s Mobile App has been rated #1 by J.D. Power the past two years and our online banking was #1 in 2019 and #2 in 2020. This merger accelerates and increases our ability to invest in mobile and digital innovation to enhance customer experience building the leading “People-First, Digitally-Powered” bank. o The scale equals better services and products, a Top 10 U.S. Regional Bank with scale to compete and sustainable revenue growth opportunities to win in a competitive, low rate environment.  Three times larger (by revenue) than Comerica when its HQ left Detroit  Up to three times as many employees in HQ than originally planned 4. MORE INVESTMENT IN OUR COMMUNITIES o Huntington will fund a $50 million donor advised fund at the Community Foundation for Southeast Michigan to serve the needs of communities in Detroit and across the footprint of the combined bank. This donor-advised fund will be in addition to commitments already made by both banks, including a combined $10 million to Detroit’s Strategic Neighborhood Fund. o Huntington and TCF share a strong commitment to the communities we serve, and current commitments will be maintained after the closing through the new combined bank. o Huntington recently announced a $20 billion Community Plan, including $5 billion specific to Michigan. It focuses on driving economic inclusion through access to capital, affordable housing and home ownership, and community lending and investment. TCF also recently announced a $1 billion commitment over five years across our footprint to support minority-owned and women-owned small businesses. TCF’s commitment will be added to and included in this initiative. o We will complete construction of the downtown Detroit headquarters, at the corner of Woodward and Elizabeth. This new, 20-story tower across from Comerica Park will be a significant addition to Detroit’s skyline and is an important symbol to the revitalization of the Motor City.

Page 3 of 6 o In Midland, the combined bank will continue the commitment that we made previously to maintain a large presence in Midland. It continues to be an important market to the combined company. 5. NEW FOOTPRINT o We both share Midwest values, Midwest footprints and Midwest customers. And together, we will form a powerhouse Midwest bank o The pro forma combined company will have approximately $168 billion in assets, $117 billion in loans, and $134 billion in deposits. The combined organization will significantly improve Huntington’s market position, increase scale and provide greater revenue growth opportunities. o We will be a major economic force in Michigan and Ohio with increased scale in Chicago. We also see Minneapolis and Denver as attractive markets. o The total new 10-state footprint will extend east to west from western Pennsylvania and West Virginia to Colorado, and north to south from Wisconsin to Kentucky. o We don’t know right now exactly what the future combined branch network will look like. There is branch network overlap within the Michigan market. 6. STRONG LEADERSHIP o Upon closing of the transaction, Stephen D. Steinour will remain the Chairman, President and CEO of the holding company and CEO and President of the Bank. Gary Torgow will serve as Chairman of the Bank. o At closing, five current TCF Directors will be added to the Board of Directors of the combined company. David L. Porteous, will serve as Lead Director of the combined Board. 7. TRANSACTION TIMELINE o Completing this merger will require regulatory and shareholder approvals, and we anticipate completing this transaction in the second quarter of 2021. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of TCF and Huntington, the expected timing of completion of the transaction, and other statements that are not historical

Page 4 of 6 facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between TCF and Huntington; the outcome of any legal proceedings that may be instituted against TCF or Huntington; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where TCF and Huntington do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of TCF and Huntington successfully; and other factors that may affect the future results of TCF and Huntington. Additional factors that could cause results to differ materially from those described above can be found in TCF’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the SEC and available on TCF’s investor relations website, ir.tcfbank.com, under the heading “Financial Information” and in other documents TCF files with the SEC, and in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations”

Page 5 of 6 section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither TCF nor Huntington assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward- looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of TCF and Huntington and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving TCF and Huntington will be submitted to TCF’s shareholders and Huntington’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF TCF AND SHAREHOLDERS OF HUNTINGTON ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about TCF and Huntington, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to TCF Investor Relations, TCF Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, Michigan 48226, (866) 258-1807 or to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007. PARTICIPANTS IN THE SOLICITATION TCF, Huntington and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TCF and Huntington in connection with the proposed transaction under the rules of the SEC. Information regarding TCF’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020, and other documents filed by TCF with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2020, and other documents filed by Huntington with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect

Page 6 of 6 interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.